Exhibit 77C. Matters submitted to a vote of security holders

2009 ANNUAL SHAREHOLDER MEETING

	At an Annual Meeting of the shareholders held on June 5, 2009 (the "Meeting"), the Common shareholders of record of the Highland Credit Strategies Fund (the "Fund") as of April 13, 2009 (the "Record Date") were asked to consider the election of R. Joseph Dougherty as a Class III Trustee of the Highland Credit Strategies Fund (the "Fund") (the "Proposal").

The shares represented at the Meeting on June 5, 2009 voted the Proposal as follows:


Shares Voted For 	43,025,596.81

Percentage of Shares Voted	91.442%

Shares With Authority Withheld 	4,026,639.92

Percentage of Shares Voted	8.558%

In addition to Mr. Dougherty, Messrs. Timothy Hui, Scott
Kavanaugh, James Leary and Bryan Ward are currently
Trustees of the Fund.